Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes Announces Discovery of 5 Kilometres
of New High-Grade Gold/Silver Veins at San José Mine

TORONTO, ON - October 7, 2010 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce the discovery of nine new high-grade gold/silver veins plus important extensions of two other veins, which together total more than five kilometres in strike length.  The discoveries represent significant exploration progress at San José where the total strike length of all the previously known veins totalled approximately 17 kilometres.  The new veins are located primarily between the Kospi and Frea veins, and can be accessed from existing mine workings (see Exhibit 1).

Rob McEwen, Chairman and CEO of Minera Andes, said:

“We are very excited by the discovery of the new veins at the San José mine.  The drilling results demonstrate that the area in and around the San José mine is extremely prospective, and we anticipate these new veins will significantly extend the mine life.  Recent events such as the $3.6 billion bid for Andean’s nearby Cerro Negro property highlight the world class potential of this emerging gold/silver district.”

Selected assay results for three of the most promising new veins are shown below. The complete assay results for the new veins and vein extensions are provided in Exhibit 2.  All of the drilling reported in this press release was completed during 2010. The assays reported below and in Exhibit 2 were analyzed by Alex Stewart Argentina SA laboratory in Mendoza, Argentina, and received up until August 25th 2010. The widths shown below are true widths (normal to the dip of the vein).  Longitudinal sections of the new veins and extensions are provided in Exhibit 3.

•	Micaela Vein – 1,380 meter strike length, cut by 36 diamond drill holes.
Hole SJD-708 - 2.45 m (meters) at 8.33 g/t (grams/tonne) Au and 1,484 g/t Ag
Hole SJD-786 – 1.09 m at 33.50 g/t Au and 2752 g/t Ag
Hole SJD-807 – 0.53 m at 31.02 g/t Au and 629 g/t Ag

•	Sofía Vein – 600 meter strike length, cut by 20 diamond drill holes.
Hole SJD-477 – 1.52 m at 7.71 g/t Au and 885 g/t Ag
Hole SJD-486 – 10.13 m at 14.96 g/t Au and 1096 g/t Ag
Hole SJD-491 – 5.45 m at 13.54 g/t Au and 206 g/t Ag
Hole SJD-726 – 1.72 m at 10.94 g/t Au and 1255 g/t Ag

•	Antonella Vein – 870 meter strike length, cut by 13 diamond drill holes.
Hole SJD-524 – 5.30 m at 13.43 g/t Au and 199 g/t Ag

The following table provides a summary of new veins and extensions, the number of drill holes used to define the veins and the strike length of each.  Complete assay data is provided in Exhibit

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Vein	Number of Holes	Strike Length (meters)
Micaela	36	1380
Sofía	20	600
Antonella	13	870
Dos Lauras	11	400
Ayelén Extension	12	580
Marta	15	510
Ramal Frea 450 Extension	17	430
Shala	4	134
Pacha	7	180
Mara	5	150
Hera	8	235

The discoveries are a direct result of a significant increase in the exploration effort at San José compared to previous years.  From the start of 2010 through September 25, 2010, a total of 47,431 meters have been completed in 233 diamond core holes, nearly double the drilling undertaken in 2009.  The success of the current drilling is in large part a result of extensive surface geophysical surveys conducted during 2009 and 2010 that led to the development of the targets drilled this year.  The geophysics consisted of 181 line-kilometres of induced polarity (“IP”)/resistivity, 55 line-kilometres of magnetics and 11 line-kilometres of pole-dipole IP.  An updated 43-101 Report scheduled to be completed in the near future is being prepared that will contain full details of the 2010 and 2009 drilling.

A significant portion of the property continues to be open at depth and laterally. The discovery of the Micaela-Sofía vein system, which trends approximately east-west, is especially important because its orientation is different from the typical northwest trend of all the other veins at San José.  The discovery of this system, which does not outcrop, will be used as an exploration guide to open up new exploration opportunities on the property. In addition, exploration drilling is continuing to expand resources in the known veins, including Ayelén and Odin, and exploration is also continuing in other areas of the property, such as the Saavedra and Aguas Vivas targets.

The Mineral Reserves and Resources for the San José mine as at December 31, 2009 were audited by P&E Mining Consultants and reported in the Corporation’s 2009 Annual Report (AIF), and are given in the following table.

Resource Category	Tonnes	Ag g/t	Au g/t	AgEq g/t	AgEq M oz
Measured	692,000	527	9.11	1,074	23.86
Indicated	1,953,000	463	6.78	870	54.60
Meas. + Ind.	2,645,000	480	7.39	923	78.46
Inferred	2,002,000	310	4.98	609	39.20

Reserve Category	Tonnes	Ag g/t	Au g/t	AgEq g/t	AgEq M oz
Proven	618,000	457	7.66	917	18.21
Probable	902,000	452	7.09	877	25.44
Prov. + Prob.	1,520,000	454	7.32	893	43.67

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None of the new veins are included in the December 31, 2009 resource or reserve estimate.  An updated 43-101 Technical Report to be completed in the near future will include updated resource estimates including the new veins.

About Minera Andes Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San José Mine in close proximity to Andean Resources’ Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a portfolio of exploration properties bordering Andean’s Cerro Negro project in Santa Cruz Province. The Corporation had $8 million USD in cash as at June 30th 2010 with no bank debt.  Rob McEwen, Chairman and CEO, owns 33% of the company.

About Minera Santa Cruz Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Corporation. The joint venture owns and operates the San José property.

About Hochschild Mining plc Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal epithermal vein deposits and currently operates four underground epithermal vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

This news release has been submitted by Jim Duff, Chief Operating Officer of the Corporation. For further information, please contact Jim Duff or Daniela Ozersky or visit our Web site: www.minandes.com.

Daniela Ozersky
Manager, Investor Relations

Jim Duff
Chief Operating Officer

99 George St. 3rd Floor
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Technical Information
This news release has been reviewed and approved by Allen V. Ambrose, a Qualified Person as defined by National Instrument 43-101. Mr. Ambrose is a former officer and current member of the board of directors of Minera Andes. Assay results were reported to Minera Andes by MSC, which is the operating company for the San José joint venture.  Assay results for the drilling were reviewed by Allen Ambrose.  All samples were collected in accordance with industry standards.  All drill core samples were submitted to Alex Stewart Argentina S.A laboratory in Mendoza, Argentina for fire assay and
ICP

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analysis.  Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.  Allen Ambrose has reviewed the results of the check assays and other quality control measures.

The December 31, 2009 resource and reserve estimates were audited by P&E Mining Consultants to confirm that they are in compliance with NI 43-101 and CIM and that the employed methodologies have generated reliable estimates of tonnage and grade for the mineral assets stated in the Corporation’s Annual Report (AIF) dated March 30, 2010.  The audit was carried out by James L. Pearson P.Eng., Alfred Hayden P.Eng. and Fred Brown CPG PrSciNat under the direction of P&E Mining Consultants President Eugene Puritch, P.Eng. All of the named persons associated with P&E Mining Consultants are considered to be independent Qualified Persons under the NI 43-101 guidelines.

Cautionary Note to U.S. Investors:
All resource estimates reported by the Corporation are calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information.  The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law.  See the Corporation's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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Exhibit 1 – Plan Map of San José Mine veins showing new veins in red

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Exhibit 2 – Complete Drilling Results to Date for the New Veins

Drill Hole	From (m)	To (m)	Intercept (m)	True Width(m)*	Au (g/t)	Ag (g/t)	Vein
SJD-486	329.68	330.55	0.87	0.67	2.73	8	Micaela
SJD-491	347.55	349.60	2.05	1.83	1.92	194	Micaela
SJD-513	173.88	181.10	7.22	3.70	15.38	874	Micaela
SJD-708	187.35	190.25	2.90	2.45	8.33	1484	Micaela
SJD-709	159.42	160.85	1.43	1.21	7.27	640	Micaela
SJD-710	144.37	145.35	0.98	0.87	3.28	161	Micaela
SJD-726	191.00	191.95	0.95	0.81	0.81	15	Micaela
SJD-727	232.80	234.00	1.20	0.99	0.75	26	Micaela
SJD-728	65.10	66.80	1.70	0.99	1.00	106	Micaela
SJD-732	154.37	154.80	0.43	0.22	26.07	1316	Micaela
SJD-754	222.64	223.52	0.88	0.64	4.36	560	Micaela
SJD-756	347.35	348.20	0.85	0.68	2.01	96	Micaela
SJD-757	163.90	167.60	3.70	3.40	8.90	659	Micaela
SJD-758	111.10	119.00	7.90	4.20	4.64	414	Micaela
SJD-759	106.20	110.40	4.20	3.63	2.68	180	Micaela
SJD-761	84.90	85.44	0.54	0.44	2.87	45	Micaela
SJD-762	218.70	221.65	2.95	2.12	7.28	466	Micaela
SJD-763	200.70	201.70	1.00	0.84	0.97	132	Micaela
SJD-768	302.82	304.26	1.44	1.10	0.66	40	Micaela
SJD-770	297.20	298.30	1.10	0.93	3.80	46	Micaela
SJD-773	294.20	295.80	1.60	1.28	0.20	4	Micaela
SJD-775	225.62	226.30	0.68	0.60	1.40	89	Micaela
SJD-778	240.58	241.55	0.97	0.76	3.69	105	Micaela
SJD-779	330.75	332.00	1.25	1.00	0.16	24	Micaela
SJD-782	134.80	136.40	1.60	1.21	36.57	637	Micaela
SJD-786	134.90	136.40	1.50	1.09	33.50	2752	Micaela
SJD-787	259.70	261.40	1.70	1.25	21.64	824	Micaela
SJD-792	119.80	120.15	0.35	0.24	0.01	71	Micaela
SJD-793	57.95	58.95	1.00	0.53	0.83	19	Micaela
SJD-797	120.45	121.50	1.05	0.76	8.33	214	Micaela
SJD-798	147.50	148.17	0.67	0.46	4.61	172	Micaela
SJD-800	239.38	240.17	0.79	0.58	6.56	204	Micaela
SJD-802	227.00	227.80	0.80	0.61	1.22	70	Micaela
SJD-805	205.73	206.75	1.02	0.78	0.04	1	Micaela
SJD-806	208.20	209.00	0.80	0.65	0.43	18	Micaela
SJD-807	87.98	88.58	0.60	0.53	31.02	629	Micaela
SJD-473	253.62	254.92	1.30	1.00	1.52	218	Sofía
SJD-477	128.90	130.83	1.93	1.52	7.71	885	Sofía

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SJD-479	253.99	255.30	1.31	1.09	0.08	1	Sofía
SJD-484	425.88	427.37	1.49	0.98	0.09	1	Sofía
SJD-486	246.72	262.36	15.64	10.13	14.96	1097	Sofía
SJD-491	272.15	281.10	8.95	5.45	13.54	206	Sofía
SJD-708	116.30	117.75	1.45	1.13	6.59	869	Sofía
SJD-709	70.10	72.05	1.95	1.51	4.61	218	Sofía
SJD-716	188.20	190.50	2.30	1.93	4.57	237	Sofía
SJD-724	240.96	244.20	3.24	2.64	8.22	298	Sofía
SJD-726	145.60	147.55	1.95	1.72	10.94	1255	Sofía
SJD-727	191.55	192.15	0.60	0.51	4.71	510	Sofía
SJD-768	161.53	162.80	1.27	0.81	2.00	364	Sofía
SJD-770	134.87	137.44	2.57	1.60	1.40	136	Sofía
SJD-778	176.30	176.87	0.57	0.40	0.01	4	Sofía
SJD-779	253.96	255.90	1.94	1.61	13.68	70	Sofía
SJD-781	150.87	151.80	0.93	0.67	1.46	111	Sofía
SJD-793	228.80	229.65	0.85	0.34	0.01	5	Sofía
SJD-803	118.30	119.20	0.90	0.64	0.01	31	Sofía
SJD-814	257.00	257.75	0.75	0.53	1.24	10	Sofía
HVD-42	109.01	109.85	0.84	0.71	1.93	77	Antonella
SJD-524	172.35	178.90	6.55	5.30	13.43	199	Antonella
SJD-729	102.30	103.00	0.70	0.60	4.50	243	Antonella
SJD-738	87.60	88.70	1.10	0.99	0.01	1	Antonella
SJD-739	214.07	215.00	0.93	0.78	0.01	5	Antonella
SJD-742	113.58	115.00	1.42	1.40	0.09	6	Antonella
SJD-752	193.30	194.75	1.45	1.22	0.01	1	Antonella
SJD-753	222.45	223.40	0.95	0.82	0.01	1	Antonella
SJD-755	228.43	229.55	1.12	0.95	0.01	1	Antonella
SJD-805	114.77	115.58	0.81	0.71	4.16	548	Antonella
SJM-112	126.95	127.25	0.30	0.26	7.74	1101	Antonella
SJM-117	180.20	181.00	0.80	0.76	0.47	65	Antonella
SJM-118	85.53	87.80	2.27	2.12	1.25	204	Antonella
SJD-340	95.53	96.44	0.91	0.72	0.29	149	Dos Lauras
SJD-386	128.20	128.75	0.55	0.42	1.86	119	Dos Lauras
SJD-472	52.95	54.65	1.70	1.30	1.78	191	Dos Lauras
SJD-473	222.55	225.73	3.18	2.53	1.73	170	Dos Lauras
SJD-477	109.62	110.92	1.30	1.09	5.97	1146	Dos Lauras
SJD-708	99.15	100.90	1.75	1.40	3.04	406	Dos Lauras
SJD-716	160.35	163.90	3.55	3.03	3.81	135	Dos Lauras
SJD-724	221.75	222.90	1.15	0.93	0.30	24	Dos Lauras
SJD-726	120.48	121.45	0.97	0.82	1.49	326	Dos Lauras
SJD-727	169.85	171.05	1.20	1.01	2.12	196	Dos Lauras
SJD-778	94.35	97.95	3.60	2.58	4.38	619	Dos Lauras
SJD-754	288.66	290.09	1.43	1.08	8.16	616	Hera
SJD-758	161.95	162.80	0.85	0.58	1.48	130	Hera

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SJD-759	125.65	126.00	0.35	0.32	1.01	215	Hera
SJD-761	88.20	89.50	1.30	1.00	1.13	49	Hera
SJD-763	215.27	217.63	2.36	2.05	4.27	317	Hera
SJD-770	303.62	304.92	1.30	1.15	1.01	28	Hera
SJD-773	303.20	303.95	0.75	0.61	0.01	3	Hera
SJD-774	98.95	99.75	0.80	0.58	0.01	5	Hera
SJD-477	174.11	175.83	1.72	1.43	3.04	283	Mara
SJD-708	143.12	144.25	1.13	0.94	0.04	6	Mara
SJD-716	198.00	199.50	1.50	1.25	3.55	553	Mara
SJD-726	163.85	164.82	0.97	0.85	6.48	330	Mara
SJD-727	209.40	210.05	0.65	0.54	2.67	50	Mara
SJD-486	332.76	333.70	0.94	0.78	0.08	6	Marta
SJD-491	375.55	376.69	1.14	0.96	0.17	4	Marta
SJD-757	168.20	171.40	3.20	2.89	4.21	136	Marta
SJD-759	192.40	193.30	0.90	0.78	0.01	2	Marta
SJD-761	226.10	227.00	0.90	0.82	0.01	1	Marta
SJD-762	250.74	252.10	1.36	1.17	0.02	2	Marta
SJD-764	80.60	82.50	1.90	1.69	2.19	216	Marta
SJD-771	137.80	138.70	0.90	0.76	0.01	1	Marta
SJD-773	396.45	397.45	1.00	0.90	0.39	4	Marta
SJD-774	192.85	195.40	2.55	2.06	4.94	439	Marta
SJD-775	232.35	233.80	1.45	1.24	3.71	10	Marta
SJD-777	287.30	288.25	0.95	0.83	1.52	65	Marta
SJD-782	268.55	269.95	1.40	1.19	0.01	2	Marta
SJD-786	138.50	138.80	0.30	0.21	0.63	29	Marta
SJD-787	275.30	276.00	0.70	0.45	6.32	108	Marta
SJD-473	245.22	246.74	1.52	1.13	0.57	7	Pacha
SJD-708	103.85	105.35	1.50	1.16	0.03	7	Pacha
SJD-716	177.20	178.35	1.15	0.96	0.81	39	Pacha
SJD-724	229.38	230.20	0.82	0.65	5.69	241	Pacha
SJD-726	125.48	128.30	2.82	2.38	3.78	228	Pacha
SJD-727	174.60	175.60	1.00	0.81	3.74	85	Pacha
SJD-779	244.60	245.90	1.30	1.06	0.03	3	Pacha
SJD-184	174.40	175.40	1.00	1.00	0.21	21	Ramal Frea 450
SJD-335	118.94	120.30	1.36	1.30	1.30	78	Ramal Frea 450
SJD-336	182.23	183.68	1.45	1.43	2.44	70	Ramal Frea 450
SJD-338	139.95	140.54	0.59	0.55	0.02	3	Ramal Frea 450
SJD-340	143.65	145.00	1.35	1.30	2.50	399	Ramal Frea 450
SJD-470	74.65	75.45	0.80	0.75	0.90	144	Ramal Frea 450
SJD-477	186.83	187.63	0.80	0.75	7.65	524	Ramal Frea 450
SJD-513	100.05	103.58	3.53	1.20	1.00	57	Ramal Frea 450
SJD-705	59.45	59.95	0.50	0.50	0.24	14	Ramal Frea 450
SJD-706	79.90	81.35	1.45	1.45	6.25	1003	Ramal Frea 450
SJD-708	175.80	178.20	2.40	2.00	0.74	73	Ramal Frea 450

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SJD-709	148.57	149.57	1.00	0.88	2.46	441	Ramal Frea 450
SJD-710	134.80	135.90	1.10	0.90	0.18	18	Ramal Frea 450
SJD-716	215.85	216.90	1.05	0.86	1.51	191	Ramal Frea 450
SJD-726	172.20	173.15	0.95	0.83	1.78	170	Ramal Frea 450
SJD-727	226.25	227.20	0.95	0.80	0.01	3	Ramal Frea 450
SJD-779	310.20	311.20	1.00	0.75	0.05	3	Ramal Frea 450
SJD-477	97.65	98.60	0.95	0.62	0.84	111	Shala
SJD-716	131.80	132.10	0.30	0.20	0.56	75	Shala
SJD-726	88.50	95.55	7.05	4.33	2.74	342	Shala
SJD-727	159.30	160.40	1.10	0.67	9.60	538	Shala
SJD-750	297.40	298.80	1.40	1.14	18.85	238	Ayelén Extension
SJD-783	174.42	175.40	0.98	0.80	0.05	8	Ayelén Extension
SJD-784	265.60	266.75	1.15	0.93	0.13	1	Ayelén Extension
SJD-785	151.20	152.00	0.80	0.63	0.01	707	Ayelén Extension
SJD-789	302.55	304.20	1.65	1.30	20.89	945	Ayelén Extension
SJD-794	254.00	255.20	1.20	0.94	2.01	248	Ayelén Extension
SJD-799	356.50	360.00	3.50	3.20	2.98	269	Ayelén Extension
SJD-804	302.59	303.00	0.41	0.40	0.01	9	Ayelén Extension
SJD-809	271.28	272.75	1.47	1.23	0.25	21	Ayelén Extension
SJD-810	292.45	292.75	0.30	0.25	0.08	3	Ayelén Extension
SJD-812	250.15	251.20	1.05	0.72	0.01	1	Ayelén Extension
SJD-816	336.41	337.34	0.93	0.74	3.70	432	Ayelén Extension

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Exhibit 3 – Longitudinal Sections

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